Exhibit 99.1

Amdocs Limited Reports Second Quarter Fiscal 2024 Results

Record Quarterly Revenue of $1.25 Billion, up 1.8% YoY as Reported and 2% YoY in Constant Currency(1)

Record 12-Month Backlog of $4.23 Billion, up ~3% YoY

Updates Fiscal 2024 Outlook:

Expects Revenue Growth of 1.6%-3.6% YoY as Reported and 1.7%-3.7% YoY in Constant Currency(1)

On-track to Deliver Accelerated Profitability in Fiscal 2024

Expects GAAP Diluted EPS Growth of 7.0%–13.0% and

Non-GAAP Diluted EPS Growth of 7.0%-11.0%

Second Quarter Fiscal 2024 Highlights

(All comparisons are against the prior year)

•

Record revenue of $1,246 million, up 1.8% as reported and up 2.0% in constant currency(1); revenue was slightly above the midpoint of $1,225-$1,265 million guidance range and includes an unfavorable impact from foreign currency movements of approximately $2 million relative to the second quarter of fiscal 2023

•	GAAP diluted EPS of $1.01, including a restructuring charge of 24 cents per share, without which GAAP diluted EPS would have been at the midpoint of the guidance range of $1.21-$1.29

•	Non-GAAP diluted EPS of $1.56, at the midpoint of the guidance range of $1.53-$1.59

•

GAAP operating income of $156 million; GAAP operating margin of 12.5%, down 240 basis points as compared to last year’s second fiscal quarter and down 230 basis points sequentially, primarily reflecting restructuring charges of $33 million recorded in the second fiscal quarter

(1)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(2)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding)
(3)	Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield

•

Non-GAAP operating income of $229 million; non-GAAP operating margin of 18.4%, up 60 basis points as compared to last year’s second fiscal quarter and up 30 basis points sequentially, reflecting a continued focus on operational excellence

•	Managed services revenue of $720 million, equivalent to approximately 58% of total revenue

•	Free cash flow of $113 million, comprised of cash flow from operations of $133 million, less $20 million in net capital expenditures and other(2), including $7 million of restructuring payments

•	Repurchased $115 million of ordinary shares during the second fiscal quarter

•	Record twelve-month backlog of $4.23 billion, up approximately 3% as compared to last year’s second fiscal quarter and up approximately $20 million sequentially

JERSEY CITY, NJ – May 8, 2024 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended March 31, 2024.

“I am pleased to report solid results for the second fiscal quarter, including record revenue, improved profitability, and healthy sales momentum as we delivered the market-leading innovation our customers need to support cloud migration, 5G monetization, digital modernization, and network automation. During Q2, we strengthened our relationships at several North American operators, and expanded our international footprint with several major network and digital modernizations wins, including Colt in the UK, a large Southeast Asian operator, and J:COM in Japan. I am very happy to report that we just signed a significant 5-year deal at AT&T, which expands our activities in the cloud domain, as well as extends our engagement with AT&T in the consumer domain,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“Second quarter operating profitability improved significantly on a sequential and year-over-year basis, reflecting our long-term commitment to operational excellence and the ongoing adoption of automation, artificial intelligence, and other sophisticated tools to drive internal efficiency. Among other highlights, we expanded our long-standing managed services relationship with Rogers in Canada to support its recent merger with Shaw under an extended multi-year agreement, and we expanded and extended our multi-year partnership with a major Southeast Asian service provider to include full cloud managed services and operations,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “We continue to operate within a challenging environment of macro uncertainty and industry pressure. As the preferred technology partner for modernization, we continue to see healthy market demand for Amdocs’ innovative products and services around our strategic pillars, supporting double-digit revenue growth in cloud. I am also encouraged by our progress advancing multiple Gen AI development engagements in collaboration with key partners such as Nvidia, Microsoft and AWS, and several flagship customers. Looking to the fiscal second half, we expect sequential revenue growth based on our record 12-month backlog and an attractive pipeline of opportunities, albeit at a more moderate rate than we initially anticipated. Altogether, we now expect constant currency(1) revenue growth of 1.7% to 3.7% year-over-year in fiscal 2024. Moreover, our accelerated profitability improvement is tracking in line with our initial targets, and we are positioned to deliver double-digit expected total shareholder returns(3) for the fourth year running.”

Revenue

(All comparisons are against the prior year period)

	In millions Three months ended
	March 31, 2024
	Actual	Guidance
Revenue	$1,246	$1,225 - $1,265
Revenue Growth, as reported	1.8%
Revenue Growth, constant currency (1)	2.0%

•	Revenue for the second fiscal quarter of 2024 was slightly above the midpoint of Amdocs’ guidance, and includes immaterial impact from foreign currency movement compared to our guidance assumptions

•	Revenue for the second fiscal quarter includes an impact from foreign currency movements of approximately $2 million relative to the first quarter of fiscal 2024

Net Income and Earnings Per Share

`	In thousands, expect per share data Three months ended March 31,
	2024	2023
GAAP Measures
Net Income	$119,425	$150,309
Net Income attributable to Amdocs Limited	$118,502	$149,603
Diluted earnings per share	$1.01	$1.23
Non-GAAP Measures
Non-GAAP Net Income	$183,620	$179,298
Non-GAAP Net Income attributable to Amdocs Limited	$182,697	$178,592
Non-GAAP Diluted earnings per share	$1.56	$1.47

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, and other, net of related tax effects, in all the periods presented, and in the three months ended March 31, 2024, also excludes restructuring charges net of related tax effects

For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation

•

Quarterly Cash Dividend Program: On May 8, 2024, the Board approved the Company’s next quarterly cash dividend payment of $0.479 per share, and set June 28, 2024 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on July 26, 2024

•	Share Repurchase Activity: Repurchased $115 million of ordinary shares during the second quarter of fiscal 2024

Twelve-month Backlog

Twelve-month backlog was a record $4.23 billion at the end of the second quarter of fiscal 2024, up approximately 3% as compared to last year’s second fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Third Quarter Fiscal 2024 Outlook

In millions, expect per share data
Q3 - 2024
Revenue	$1,235-$1,275
GAAP Diluted earnings per share	$1.24-$1.32
Non-GAAP Diluted earnings per share	$1.57-$1.63

•	Third quarter revenue guidance assumes immaterial sequential impact from foreign currency fluctuations as compared to the second quarter of fiscal 2024

•

Third quarter non-GAAP diluted EPS guidance excludes equity-based compensation expense of approximately $0.18-$0.20 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.11 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	GAAP diluted EPS guidance does not include the impact of future expected restructuring charges

Full Year Fiscal 2024 Outlook

FY 2024 - Year-over - Year growth
	Current guidance	Previous guidance
Revenue Growth, as reported	1.6%-3.6%	1.1%-5.1%
Revenue Growth, constant currency (1)	1.7%-3.7%	1.2%-5.2%
GAAP Diluted earnings per share	7.0%-13.0%	13.0%-19.5%
Non-GAAP Diluted earnings per share	7.0%-11.0%	8.0%-12.0%

	FY 2024, in millions
	Current guidance	Previous guidance
Free Cash Flow (2)	$700	$750

•	Full year fiscal 2024 revenue guidance incorporates an expected unfavorable impact from foreign currency fluctuations of approximately 0.1% year-over-year, consistent with our previous assumption

•

Non-GAAP diluted earnings per share growth excludes equity-based compensation expense of approximately $0.73-$0.77 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.46 per share, restructuring charges of $0.24 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	GAAP diluted EPS guidance does not include the impact of future expected restructuring charges

•	Non-GAAP operating margin is anticipated to be within a range of 18.1% to 18.7% for the full year fiscal 2024

•

Non-GAAP operating margin is comprised of GAAP operating margin, excluding amortization on purchased intangible assets and other, equity-based compensation expense, restructuring charges, and changes in certain acquisitions related liabilities measured at fair value

•	Non-GAAP effective tax rate is anticipated to be within a range of 13% to 17% for the full year fiscal 2024

•	Free cash flow(2) is comprised of cash flow from operations, less net capital expenditures and other, and excludes payments related to restructuring charges

The forward looking statements regarding our third fiscal quarter 2024 and full year fiscal 2024 guidance take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events (including the recent attacks in Israel and evolving conflict), the current inflationary environment, global or regional events, such as the COVID-19 pandemic and the prevailing level of macro-economic, business and operational uncertainty, which have created, and continue to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on May 8, 2024 at 5:00 p.m. Eastern Time to discuss the Company’s second quarter of fiscal 2024 results. To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	restructuring and unusual charges or benefits;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow(2), revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

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About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our approximately 29,000 employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.89 billion in fiscal 2023.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the October 7, 2023 attacks in Israel and evolving conflict and the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2023 filed on December 13, 2023 and our Form 6-K furnished for the first quarter of fiscal 2024 on February 20, 2024.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs 314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Revenue	$1,245,849	$1,223,304	$2,491,048	$2,409,024
Operating expenses:
Cost of revenue	801,996	795,485	1,614,740	1,552,334
Research and development	91,154	89,274	180,361	185,000
Selling, general and administrative	147,609	143,328	290,113	286,550
Amortization of purchased intangible assets and other	16,198	12,940	32,608	28,253
Restructuring charges	33,160	—	33,160	24,536

	1,090,117	1,041,027	2,150,982	2,076,673

Operating income	155,732	182,277	340,066	332,351
Interest and other expense, net	(11,650)	(2,938)	(21,428)	(7,901)

Income before income taxes	144,082	179,339	318,638	324,450
Income taxes	24,657	29,030	50,491	44,269

Net income	$119,425	$150,309	$268,147	$280,181

Net income attributable to noncontrolling interests	923	706	1,680	911

Net income attributable to Amdocs Limited	$118,502	$149,603	$266,467	$279,270

Basic earnings per share attributable to Amdocs Limited	$1.02	$1.24	$2.28	$2.32

Diluted earnings per share attributable to Amdocs Limited	$1.01	$1.23	$2.27	$2.30

Cash dividends declared per ordinary share	$0.479	$0.435	$0.914	$0.830

Basic weighted average number of shares outstanding	116,404	120,516	116,623	120,585

Diluted weighted average number of shares outstanding	117,125	121,359	117,331	121,430

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Revenue	$1,245,849	$1,223,304	$2,491,048	$2,409,024
Non-GAAP operating income	229,434	217,737	454,675	427,275
Non-GAAP net income	183,620	179,298	367,453	355,840
Non-GAAP net income attributable to Amdocs Limited	182,697	178,592	365,773	354,929
Non-GAAP diluted earnings per share	$1.56	$1.47	$3.12	$2.92
Diluted weighted average number of shares outstanding	117,125	121,359	117,331	121,430

Free Cash Flows

(In thousands)

	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Net Cash Provided by Operating Activities	$132,657	$294,476	$315,044	$377,702
Purchases of property and equipment, net (a)	(19,603)	(35,119)	(63,346)	(68,822)

Free Cash Flow	$113,054	$259,357	$251,698	$308,880

(a)

The amounts under “Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for the six months ended March 31, 2024, and $255 for the six months ended March 31, 2023.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended March 31, 2024
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$801,996	$—	$(13,248)	$2,001	$—	$—	$—	$790,749
Research and development	91,154		(2,256)					88,898
Selling, general and administrative	147,609		(10,841)					136,768
Amortization of purchased intangible assets and other	16,198	(16,198)						—
Restructuring charges	33,160				(33,160)			—

Total operating expenses	1,090,117	(16,198)	(26,345)	2,001	(33,160)	—	—	1,016,415

Operating income	155,732	16,198	26,345	(2,001)	33,160	—	—	229,434
Interest and other expense, net	(11,650)					4,004		(7,646)
Income taxes	24,657						13,511	38,168

Net income	119,425	16,198	26,345	(2,001)	33,160	4,004	(13,511)	183,620

Net income attributable to noncontrolling interests	923							923

Net income attributable to Amdocs Limited	$118,502	$16,198	$26,345	$(2,001)	$33,160	$4,004	$(13,511)	$182,697

	Three Months Ended March 31, 2023
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$795,485	$—	$(10,061)	$(1,159)	$—	$784,265
Research and development	89,274		(1,703)			87,571
Selling, general and administrative	143,328		(9,597)			133,731
Amortization of purchased intangible assets and other	12,940	(12,940)				—

Total operating expenses	1,041,027	(12,940)	(21,361)	(1,159)	—	1,005,567

Operating income	182,277	12,940	21,361	1,159	—	217,737
Interest and other expense, net	(2,938)					(2,938)
Income taxes	29,030		—	—	6,471	35,501

Net income	150,309	12,940	21,361	1,159	(6,471)	179,298

Net income attributable to noncontrolling interests	706					706

Net income attributable to Amdocs Limited	$149,603	$12,940	$21,361	$1,159	$(6,471)	$178,592

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Six Months Ended March 31, 2024
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,614,740	$—	$(26,775)	$3,584	$—	$—	$—	$1,591,549
Research and development	180,361		(4,123)					176,238
Selling, general and administrative	290,113		(21,527)					268,586
Amortization of purchased intangible assets and other	32,608	(32,608)						—
Restructuring charges	33,160				(33,160)			—

Total operating expenses	2,150,982	(32,608)	(52,425)	3,584	(33,160)		—	2,036,373

Operating income	340,066	32,608	52,425	(3,584)	33,160		—	454,675
Interest and other expense, net	(21,428)					5,538		(15,890)
Income taxes	50,491						20,841	71,332

Net income	268,147	32,608	52,425	(3,584)	33,160	5,538	(20,841)	367,453

Net income attributable to noncontrolling interests	1,680							1,680

Net income attributable to Amdocs Limited	$266,467	$32,608	$52,425	$(3,584)	$33,160	$5,538	$(20,841)	$365,773

	Six Months Ended March 31, 2023
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,552,334	$—	$(18,716)	$(1,284)	$—	$—	$1,532,334
Research and development	185,000		(3,187)				181,813
Selling, general and administrative	286,550		(18,948)				267,602
Amortization of purchased intangible assets and other	28,253	(28,253)					—
Restructuring charges	24,536				(24,536)		—

Total operating expenses	2,076,673	(28,253)	(40,851)	(1,284)	(24,536)	—	1,981,749

Operating income	332,351	28,253	40,851	1,284	24,536	—	427,275
Interest and other expense, net	(7,901)						(7,901)
Income taxes	44,269					19,265	63,534

Net income	280,181	28,253	40,851	1,284	24,536	(19,265)	355,840

Net income attributable to noncontrolling interests	911						911

Net income attributable to Amdocs Limited	$279,270	$28,253	$40,851	$1,284	$24,536	$(19,265)	$354,929

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	March 31, 2024	September 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	$342,915	$520,080
Short-term interest-bearing investments	201,441	222,451
Accounts receivable, net, including unbilled of $329,753 and $211,498, respectively	1,039,440	944,477
Prepaid expenses and other current assets	223,180	224,622

Total current assets	1,806,976	1,911,630
Property and equipment, net	766,123	790,923
Lease assets	162,745	160,938
Goodwill and other intangible assets, net	3,023,854	2,930,580
Other noncurrent assets	644,946	631,582

Total assets	$6,404,644	$6,425,653

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,202,517	$1,142,781
Lease liabilities	39,514	39,960
Deferred revenue	127,441	170,634

Total current liabilities	1,369,472	1,353,375
Lease liabilities	117,777	121,654
Long-term debt, net of unamortized debt issuance costs	645,991	645,696
Other noncurrent liabilities	683,883	737,996
Total Amdocs Limited Shareholders’ equity	3,544,412	3,523,759
Noncontrolling interests	43,109	43,173

Total equity	3,587,521	3,566,932

Total liabilities and equity	$6,404,644	$6,425,653

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Six months ended March 31,
	2024	2023
Cash Flow from Operating Activities:
Net income	$268,147	$280,181
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	97,851	103,086
Amortization of debt issuance cost	296	287
Equity-based compensation expense	52,425	40,851
Deferred income taxes	559	(27,357)
Loss from short-term interest-bearing investments	4,640	1,625
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(71,288)	(53,485)
Prepaid expenses and other current assets	19,305	(20,416)
Other noncurrent assets	(14,493)	(245)
Lease assets and liabilities, net	(6,130)	(3,928)
Accounts payable, accrued expenses and accrued personnel	70,073	(38,602)
Deferred revenue	(48,528)	81,959
Income taxes payable, net	(62,228)	(11,245)
Other noncurrent liabilities	4,415	24,991

Net cash provided by operating activities	315,044	377,702

Cash Flow from Investing Activities:
Purchase of property and equipment, net (a)	(63,346)	(68,822)
Proceeds from sale of short-term interest-bearing investments	31,141	10,360
Purchase of short-term interest-bearing investments	(9,061)	—
Net cash paid for business acquisitions	(87,129)	—
Other	(391)	(2,593)

Net cash used in investing activities	(128,786)	(61,055)

Cash Flow from Financing Activities:
Repurchase of shares	(273,941)	(205,637)
Proceeds from employee stock option exercises	16,061	34,840
Payments of dividends	(101,736)	(95,370)
Distribution to noncontrolling interests	(1,744)	—
Payment of contingent consideration from a business acquisition	(2,063)	(453)

Net cash used in financing activities	(363,423)	(266,620)

Net (decrease) increase in cash and cash equivalents	(177,165)	50,027
Cash and cash equivalents at beginning of period	520,080	573,377

Cash and cash equivalents at end of period	$342,915	$623,404

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
North America	$823.2	$838.1	$834.4	$830.9	$829.0
Europe	184.8	181.4	175.5	187.3	171.7
Rest of the World	237.8	225.7	232.6	217.8	222.6

Total Revenue	$1,245.8	$1,245.2	$1,242.6	$1,236.0	$1,223.3

	Three months ended
	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Managed Services Revenue	$720.3	$722.5	$718.1	$719.8	$718.9

	as of
	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
12-Month Backlog	$4,230	$4,210	$4,150	$4,140	$4,110

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